UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)

Advanced Semiconductor Engineering, Inc.
(Name of Issuer)

Common Shares, par value NT$10.00 per share
(Title of Class of Securities)

00756M404
(CUSIP Number)
Jason C.S. Chang Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: 886-2-6636-5678 Fax: 886-2-2757-6121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00756M404	13D	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON ASE Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,327,202,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,327,202,773
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,202,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%[1]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

______________

1 Based on 7,931,725,946 common shares outstanding as of July 31, 2016, as provided by Advanced Semiconductor Engineering, Inc.

CUSIP No. 00756M404	13D	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON Aintree Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,327,202,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,327,202,773
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,202,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%[2]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

______________

2 Based on 7,931,725,946 common shares outstanding as of July 31, 2016, as provided by Advanced Semiconductor Engineering, Inc.

CUSIP No. 00756M404	13D	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON JC Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,327,202,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,327,202,773
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,202,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%[3]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

______________

3 Based on 7,931,725,946 common shares outstanding as of July 31, 2016, as provided by Advanced Semiconductor Engineering, Inc.

CUSIP No. 00756M404	13D	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON Value Tower Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 355,754,196
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 355,754,196
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,754,196
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%[4]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

______________

4 Based on 7,931,725,946 common shares outstanding as of July 31, 2016, as provided by Advanced Semiconductor Engineering, Inc.

CUSIP No. 00756M404	13D	Page 6 of 10 Pages

1.	NAME OF REPORTING PERSON JASON C.S. CHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,794,579,181
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,794,579,181
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,794,579,181
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%[5]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

______________

5 Based on 7,948,025,946 common shares which were adjusted to reflect 7,931,725,946 common shares outstanding as of July 31, 2016, as provided by Advanced Semiconductor Engineering, Inc., plus 16,300,000 common shares Jason C.S. Chang may receive upon exercise of options granted to him which have been vested as of the date hereof.

CUSIP No. 00756M404	13D	Page 7 of 10 Pages

Introduction

This Amendment No.2 (this “Amendment No.2”) amends and supplements the Schedule 13D previously filed on March 18, 2015 (“Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 26, 2015 ( “Amendment No. 1,” and together with the Original Schedule 13D, the “Previous Schedule 13D”, and together with this Amendment No. 2, the “Schedule 13D”) relating to the common shares, par value NT$10.00 per share (the “Shares”), of Advanced Semiconductor Engineering, Inc., a company incorporated under the laws of the Republic of China (the “Company”).

This Amendment No. 2 is being filed to report changes to the beneficial ownership as a result of the open market purchases of Shares by one or more Reporting Persons.

Unless otherwise stated herein, the Previous Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Previous Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

During the period from May 24, 2012 to August 26, 2016, the Reporting Persons acquired Shares in open market transactions, subscribed for Shares in the Company’s offering of new Shares and had options to purchase Shares which vested, which Shares in the aggregate represented 1.003% of the outstanding total Shares of the Company (calculated based on 7,931,725,946 outstanding Shares as of July 31, 2016 as provided by the Company). These transactions were made at an aggregate consideration of NT$2,497,699,303 (US$78,941,192, based on the exchange rate of  NT$31.64 to US$1.00 on August 19, 2016 as set forth in the statistical release published by the Federal Reserve Board of the United States), and were funded by Mr. Chang’s personal funds.

Item 4. Purpose of Transaction

Other than the Shares that ASEE, Aintree and Mr. Chang previously obtained prior to the Company’s initial public offering, the Shares acquired by the Reporting Persons reported herein were acquired in open market transactions for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon their evaluation of the Company’s business, prospects and financial condition, the market for the Shares the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Shares and the ADSs.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer

All ownership percentages set forth in this Item 5 are based on 7,931,725,946 Shares outstanding as of July 31, 2016, as provided by the Company.

Items 5(a) and (b) are hereby amended and restated as follows:

As of the date hereof, ASEE may be deemed to beneficially own 1,327,202,773 Shares, which amounts to 16.7 % of the total outstanding Shares (based on 7,931,725,946 Shares outstanding as of July 31, 2016, as provided by the Company). ASEE has the sole voting power to vote and dispose of 1,327,202,773 Shares.

CUSIP No. 00756M404	13D	Page 8 of 10 Pages

As of the date hereof, Aintree may be deemed to beneficially own 1,327,202,773 Shares, which amounts to 16.7% of the total outstanding Shares (based on 7,931,725,946 Shares outstanding as of July 31, 2016, as provided by the Company), as a result of the relationships described in Item 2. Aintree has the sole voting power to vote and dispose of 1,327,202,773 Shares.

As of the date hereof, JC Holdings may be deemed to beneficially own 1,327,202,773 Shares, which amounts to 16.7% of the total outstanding Shares (based on 7,931,725,946 Shares outstanding as of July 31, 2016, as provided by the Company), as a result of the relationships described in Item 2. JC Holdings has the sole voting power to vote and dispose of 1,327,202,773 Shares.

As of the date hereof, Value Tower may be deemed to beneficially own 355,754,196 Shares, which amounts to 4.5% of the total outstanding Shares (based on7,931,725,946 Shares outstanding as of July 31, 2016, as provided by the Company). Value Tower has the sole voting power to vote and dispose of 355,754,196 Shares.

As a result of the relationships described in Item 2, Mr. Chang beneficially owns 1,327,202,773 Shares through ASEE, Aintree and JC Holdings and 355,754,196 Shares through Value Tower. In addition to the Shares Mr. Chang beneficially owns through ASEE, Aintree, JC Holdings and Value Tower, Mr. Chang directly owns 95,322,212 Shares. Furthermore, as of the date hereof, under the Company’s Employee Stock Option Plans, Mr. Chang owns vested options convertible into 16,300,000 Shares. In effect, as of the date hereof, Mr. Chang may be deemed to beneficially own 1,794,579,181 Shares, which amounts to 22.6% of the total outstanding Shares (based on 7,948,025,946 Shares which were adjusted to reflect 7,931,725,946 Shares outstanding as of July 31, 2016, as provided by Advanced Semiconductor Engineering, Inc., plus 16,300,000 Shares Mr. Chang may receive upon exercise of options granted to him which have been vested as of the date here of). Mr. Chang has the sole voting power to vote and dispose of 1,794,579,181 Shares.

Item 5(c) is hereby amended and restated as follows:

The following table details the transactions by Value Tower in the Shares during the period commencing sixty (60) days prior to August 26, 2016:

Date	Price per Share (USD translation is based on the exchange rate of NT$31.64 to US$1.00 on August 19, 2016 as set forth in the statistical release published by the Federal Reserve Board of the United States)	Type of Transaction	Number of Shares
8/17/16	NT$37.342(US$1.18)(1)	Open Market Purchase	2,500,000
8/18/16	NT$37.402(US$1.18) (2)	Open Market Purchase	3,000,000
8/19/16	NT$37.287(US$1.18) (3)	Open Market Purchase	2,887,000
8/22/16	NT$36.971(US$1.17) (4)	Open Market Purchase	3,113,000
8/23/16	NT$37.579(US$1.19) (5)	Open Market Purchase	6,000,000
8/24/16	NT$38.105(US$1.20) (6)	Open Market Purchase	6,000,000
8/25/16	NT$38.581(US$1.22) (7)	Open Market Purchase	7,000,000
8/26/16	NT$38.670(US$1.22) (8)	Open Market Purchase	3,800,000

Explanation of response:

1. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from NT$37.25(US$1.18) to NT$37.40(US$1.18), inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

2. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from NT$37.30(US$1.18) to NT$37.50(US$1.19), inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

CUSIP No. 00756M404	13D	Page 9 of 10 Pages

3. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from NT$37.10(US$1.17) to NT$37.45(US$1.18), inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

4. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from NT$36.65(US$1.16) to NT$37.20(US$1.18), inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

5. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from NT$37.30(US$1.18) to NT$37.75(US$1.19), inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

6. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from NT$37.95(US$1.20) to NT$38.20(US$1.21), inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

7. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from NT$38.25(US$1.21) to NT$38.80(US$1.23), inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

8. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from NT$38.55(US$1.22) to NT$38.95(US$1.23), inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The second paragraph of Item 6 is hereby amended and restated as follows:

As of the date hereof, Mr. Chang beneficially owns 1,327,202,773 Shares through ASEE, Aintree and JC Holdings and 355,754,196 Shares through Value Tower and directly owns 95,322,212 Shares. Of the 1,327,202,773 Shares Mr. Chang beneficially owns through ASEE, Aintree and JC Holdings, 248,471,522 Shares have been pledged but the share pledge does not affect the voting power of ASEE, Aintree, JC Holdings or Mr. Chang over the Shares reported herein.

CUSIP No. 00756M404	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2016

ASE ENTERPRISES LIMITED

By:	/s/ Jason C.S. Chang
Name: Jason C. S. Chang
Title: Director

Aintree Limited

By:	/s/ Jason C.S. Chang
Name: Jason C.S. Chang
Title: Director

JC HOLDINGS LIMITED

By:	/s/ Jason C.S. Chang
Name: Jason C.S. Chang
Title: Director

VALUE TOWER LIMITED

By:	/s/ Jason C.S. Chang
Name: Jason C.S. Chang
Title: Director

JASON C.S. CHANG

By:	/s/ Jason C.S. Chang
Name: Jason C.S. Chang